82-713

02060572

02 DEC 11 AM 9:45

BC FORM 51-901F
QUARTERLY AND YEAR END REPORT

Incorporated as part of : X Schedule A

Schedule B & C

(place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER: DRC RESOURCES CORP.

ISSUER ADDRESS: 595 HOWE STREET
VANCOUVER, B.C. V6C 2T5

ISSUER PHONE NUMBER: (604) 687-1629

ISSUER FAX NUMBER: (604) 687-2845

CONTACT PERSON: MR. JOHN KRUZICK

CONTACT POSITION: PRESIDENT

CONTACT TELEPHONE NUMBER: (604) 687-1629

CONTACT E-MAIL ADDRESS: drcresources@uniserve.com

WEB SITE ADDRESS: www.drcresources.com

FOR QUARTER ENDED: SEPTEMBER 30, 2002

DATE OF REPORT(YY/MM/DD): 02/11/22

SUPPL

PROCESSED
DEC 30 2002
THOMSON
FINANCIAL

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

JOHN KRUZICK	*"JOHN KRUZICK"*	02/11/26
DIRECTOR'S NAME	**SIGN(TYPED)**	**DATE SIGNED (YY/MM/DD)**
SHARON ROSS	*"SHARON ROSS"*	02/11/26
DIRECTOR'S NAME	**SIGN(TYPED)**	**DATE SIGNED (YY/MM/DD)**

(Signatures should be entered in TYPED from in quotations)

dlw 12/18

DRC RESOURCES CORPORATION

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2002

(Unaudited - See Notice to Reader)

BEAUCHAMP & COMPANY
CHARTERED ACCOUNTANTS
#205 - 788 BEATTY STREET
VANCOUVER, B.C.
V6B 2M1
PHONE: 604-688-2850
FAX: 604-688-2777

NOTICE TO READER

We have compiled the interim consolidated balance sheet of DRC Resources Corporation as at September 30, 2002 and the interim consolidated statements of operations and deficit, and cash flows, and schedule of resource properties for the nine months then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Vancouver, B.C.
November 22, 2002

"BEAUCHAMP & COMPANY"
Chartered Accountants

DRC RESOURCES CORPORATION
CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2002 AND DECEMBER 31, 2001
(Unaudited - See Notice to Reader)

	Sept. 30, 2002	(Note 15) Dec. 31, 2001
ASSETS		
CURRENT ASSETS		
Cash and term deposits	$ 4,621,152	$ 3,816,120
Marketable security	1,500	3,750
Amounts receivable - government	131,734	447,799
Prepaid expenses	5,391	13,276
	4,759,777	4,280,945
RESOURCE PROPERTIES - SCHEDULE (Notes 2 and 3)	1,974,405	1,603,871
CAPITAL ASSETS (Notes 2 and 4)	39,806	14,367
	$ 6,773,988	$ 5,899,183
LIABILITIES		
CURRENT LIABILITIES		
Account payable and accruals	$ 82,862	$ 36,202
FUTURE INCOME TAXES (Note 5)	183,537	296,410
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 6)	8,159,887	7,133,578
DEFICIT	(1,652,298)	(1,567,007)
	6,507,589	5,566,571
	$ 6,773,988	$ 5,899,183

COMMITMENTS (Note 13)

APPROVED BY THE BOARD:

"JOHN KRUZICK" **Director**

"SHARON ROSS" **Director**

See accompanying notes.

DRC RESOURCES CORPORATION
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001
(Unaudited - See Notice to Reader)

	Three Months Ended Sept. 30, 2002	Three Months Ended Sept. 30, 2001	Nine Months Ended Sept. 30, 2002	Nine Months Ended Sept. 30, 2001
INCOME				
Interest and other	$ 29,855	$ 48,573	$ 86,747	$ 182,045
Oil and gas royalties	230	519	1,207	2,693
Foreign exchange gain (loss)	17,132	14,555	(3,899)	12,195
	47,217	63,647	84,055	196,933
EXPENSES				
Bank charges	19	(39)	293	262
Consulting and management	7,915	26,025	41,481	48,705
Amortization	6,103	2,800	8,213	8,400
Dues and subscriptions	-	151	11,773	5,585
Financing costs	12,000	-	12,000	-
Management services	8,075	-	21,875	-
Office, secretarial services and stationary	17,079	11,746	67,382	43,532
Professional fees	26,231	33,534	30,485	48,683
Regulatory fees	7,864	825	14,645	8,433
Rent	5,086	4,020	14,702	13,466
Telephone	818	827	3,193	2,313
Transfer agent	2,951	604	6,291	4,193
Travel and promotion	3,799	2,656	47,636	19,145
Write-down of marketable security	1,250	-	2,250	-
	99,190	83,149	282,219	202,717
(LOSS) NET INCOME FOR THE PERIOD BEFORE INCOME TAXES	(51,973)	(19,502)	(198,164)	(5,784)
FUTURE INCOME TAXES (Note 5)	(10,761)	-	112,873	-
NET INCOME (LOSS) FOR THE PERIOD	(62,734)	(19,502)	(85,291)	(5,784)
DEFICIT, BEGINNING OF PERIOD	(1,589,564)	(1,221,495)	(1,567,007)	(1,235,213)
DEFICIT, END OF PERIOD	$ (1,652,298)	$ (1,240,997)	$ (1,652,298)	$ (1,240,997)
EARNINGS (LOSS) PER SHARE	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)

See accompanying notes.

DRC RESOURCES CORPORATION
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001
(Unaudited - See Notice to Reader)

	Three Months Ended Sept. 30, 2002	Three Months Ended Sept. 30, 2001	Nine Months Ended Sept. 30, 2002	Nine Months Ended Sept. 30, 2001
CASH PROVIDED BY (USED FOR):				
OPERATING ACTIVITIES				
Net income (loss) for the period	$ (62,734)	$ (19,502)	$ (85,291)	$ (5,784)
Items not requiring cash:				
Amortization	6,103	2,800	8,213	8,400
Write-down of marketable security	1,250	-	2,250	-
Future income taxes	10,761	-	(112,873)	-
	(44,620)	(16,702)	(187,701)	2,616
Net change in non-cash working capital items	197,275	31,350	405,957	(52,482)
Cash Provided By (Used For) Operating Activities	152,655	14,648	218,256	(49,866)
INVESTING ACTIVITIES				
Payments of resource property costs	(276,894)	(298,248)	(576,962)	(874,292)
Acquisition of capital assets	(29,690)	-	(33,652)	(8,475)
Cash Used For Investing Activities	(306,584)	(298,248)	(610,614)	(882,767)
FINANCING ACTIVITIES				
Shares issued for cash	1,917,558	15,300	1,917,558	47,300
Share capital repurchased for cash	(349,866)	-	(720,168)	-
Cash Provided By (Used For) Financing Activities	1,567,692	15,300	1,197,390	47,300
INCREASE (DECREASE) IN CASH	1,413,763	(268,300)	805,032	(885,333)
CASH, BEGINNING OF PERIOD	3,207,389	4,462,756	3,816,120	5,079,789
CASH, END OF PERIOD	$ 4,621,152	$ 4,194,456	$ 4,621,152	$ 4,194,456

CASH COMPRISES:		
Cash	$ 68,828	$ 51,015
Term deposits	4,552,324	4,143,441
	$ 4,621,152	$ 4,194,456

See accompanying notes.

DRC RESOURCES CORPORATION
SCHEDULE OF RESOURCE PROPERTIES
NINE MONTHS ENDED SEPTEMBER 30, 2002
AND YEAR ENDED DECEMBER 31, 2001
(Unaudited - See Notice to Reader)

Acquisition Costs

	Sept. 30 2002	(Note 15) Dec. 31 2001
Kamloops "Afton" Claims	$ 361,734	$ 301,733
Kamloops Ajax - Python Claims	48,732	48,621
Alberta Mineral Permits	6,000	6,000
Timmins, Ontario Claims	1	31,500
Texas Oil and Gas Property	110,867	110,867
Balance, End Of Year	527,334	467,222

Deferred Exploration Costs

	Afton Claims	Ajax - Python Claims	Other	Sept. 30 2002	Dec. 31 2001
Balance, Beginning Of Period	$ 1,077,464	$ 59,185	$ -	1,136,649	657,641
Assays and testing	23,141	-	-	23,141	44,905
Drilling	300,041	-	-	300,041	809,873
Engineering	77,029	-	-	77,029	116,996
Geological consulting	111,445	-	-	111,445	268,462
Labour	20,843	-	-	20,843	36,918
Supplies and equipment	19,932	-	-	19,932	7,818
Travel and accommodation	24,738	-	-	24,738	52,157
Staking and filing fees	-	-	-	-	11,617
Miscellaneous	6,072	-	-	6,072	3,698
Grant recoveries	(41,738)	-	-	(41,738)	(412,375)
Tax effect of flow through shares	(231,081)	-	-	(231,081)	(396,200)
	310,422	-	-	310,422	543,869
Costs written-off	-	-	-	-	(64,861)
	310,422	-	-	310,422	479,008
Balance, End Of Period	$ 1,387,886	$ 59,185	$ -	1,447,071	1,136,649
Resource Properties				$ 1,974,405	$ 1,603,871

See accompanying notes.

DRC RESOURCES CORPORATION
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(Unaudited - See Notice to Reader)

1. NATURE OF BUSINESS

DRC Resources Corporation is a public company incorporated under the Company Act (British Columbia). The common shares of the Company are traded on the TSX Venture Exchange ("TSXV").

The Company is in the process of exploring its resource properties to determine whether the properties contain ore reserves that are economically recoverable.

The continued operations of the Company and the recoverability of the amounts shown as resource properties are dependent upon the existence of recoverable reserves, the ability of the Company to obtain financing to complete the developments, and upon future profitable production or proceeds from disposition of its resource properties.

Although the Company has taken steps to verify title to mineral properties in which it has an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements or transfers and may be affected by undetected defects.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Principals of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Dynamic Resources Corporation, Inc. All significant inter-company transactions and balances have been eliminated on consolidation.

b) Use of Estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these consolidated financial statements and accompanying notes. Significant areas of estimate relate to impairment of investments, resource properties and related deferred exploration costs, future site restoration costs, and future income tax asset valuation allowance. Actual results could differ from those estimates. By their nature, these estimates are subject to measurement uncertainty, and the impact on the consolidated financial statements of future changes in such estimates could be material.

DRC RESOURCES CORPORATION
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(Unaudited - See Notice to Reader)

2. SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

c) Resource Properties

i) Mineral Interests

The Company capitalizes acquisition and related exploration costs of mineral interests until such time as the mineral property to which they relate is brought into production, or is sold, allowed to lapse or abandoned. The costs will be amortized on a unit of production basis following commencement of production or written off to operations if the mineral property is abandoned. Mineral option payments are recorded when received and are charged against the related mineral claim interest cost. General exploration, overhead and administration costs are expensed in the period they are incurred.

ii) Oil and Gas Interests

The acquisition, drilling and completion costs of oil and gas interests are capitalized when incurred. If proven to be productive, these costs are charged to operations over the producing life of the property by annual provisions for depletion calculated on a unit of production basis; otherwise, if abandoned, the costs less accumulated amortization are charged to operations. All oil and gas property interests are royalty interests and are held in the United States.

c) Marketable Securities

The following portfolio investments are recorded at the lower of cost and market value:

Name Of Issuer	**Class Of Security**	**Quantity**	**Cost Of Securities**	**Marker Value Of Securities Sept. 30, 2002**	**(Note 15) Market Value Of Securities Dec. 31, 2001**
Planet Ventures Inc.	Common shares	25,000	$ 5,750	$ 1,500	$ 3,750

e) Capital Assets

Capital assets are stated at cost less accumulated amortization. Amortization is calculated using the straight-line method at a rate of 20% per annum.

2. SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

f) Foreign Currency Translation

The Company's foreign operation is considered fully integrated with the Company and is translated into Canadian dollars using the weighted average rates for the period for items included in the statement of operations and deficit, except for amortization which is translated at historical rates, the rate prevailing at the balance sheet date for monetary assets and liabilities, and historical rates for all other items. Exchange gains or losses on translation are included in the current period's operations.

g) Income Taxes

The Company recognizes and measures, as assets and liabilities, income taxes currently payable or recoverable as well as future taxes which will arise from the realization of assets or settlement of liabilities at their carrying amounts, which differ from their tax bases. Future tax assets and liabilities are measured using substantially enacted or enacted tax rates expected to apply to taxable income in the years in which such temporary differences are expected to be recovered or settled. A valuation allowance is recognized to the extent the recoverability of future income tax assets is not considered more likely than not.

h) Adoption of New Accounting Standards

Share capital includes flow-through shares issued pursuant to certain provisions of the Income Tax Act of Canada ("the Act"). The Act provides that, where the share issuance proceeds are used for exploration and development expenditures, the related income tax deductions may be renounced to subscribers. Accordingly, these expenditures provide no tax deduction to the Company.

Commencing in December 31, 2001, the Company reduces share capital and deferred exploration costs for the 2001 year by the estimated amount of relate future tax liability when the capital expenditures are incurred. The prior quarterly financial information has not been restated to reflect this change.

i) Loss Per Share

Loss per share data is computed by dividing net loss by the weighted average number of common shares and common share equivalents outstanding during the year. Shares issuable upon the exercise of share purchase warrants and stock options were excluded from the computation of loss per share because their effect would be anti-dilutive.

DRC RESOURCES CORPORATION
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(Unaudited - See Notice to Reader)

3. RESOURCE PROPERTIES

- Kamloops, B.C. "Afton" Mineral Property

The Company entered into an option agreement dated September 22, 1999 to acquire the Afton Mineral Claims Group, in the Kamloops Mining Division of B.C. Consideration is the issuance of 2,000,000 common shares of the Company in stages, being 1,000,000 shares on effective date of the shareholders' approval of the agreement, and 200,000 shares annually for the next five years beginning in year 2, a work commitment of $6,500,000 over nine years and a 10% net profit royalty. The Company can purchase back the 10% net profit royalty interest, on or before December 1, 2010 for $2,000,000. Minimum work commitments vary from $400,000 to $1,000,000 each year and are $400,000 in year one and $600,000 in year two. On July 19, 2000, 1,000,000 common shares of the Company were issued in accordance with the agreement.

During the first quarter ending March 31, 2002, the Company issued 200,000 common shares in accordance with the agreement for year 2. The value as per the terms of the agreement was $0.30 per share for a total cost to the Company of $60,000. Claim work completed has extended the claims in good standing until March 8, 2011.

The President of the Company has a one-half interest in the option agreement above as one of the optionors. (See Notes 9 and 13)

- Kamloops, B.C., Mineral Property

The Company owns a 100% interest in the Ajax - Python Claim Group, subject to a 2% net smelter royalty, consisting of 62 mineral claims and 5 crown grants in the Kamloops Mining Division of B.C. The cost of the claims acquired was 100,000 common shares of the Company at a fair value of $0.50 per share. Claim work completed has extended the claims in good standing until September 26, 2004 - 2007.

The Company entered into a joint venture agreement dated April 4, 1999 with Planet Ventures Inc. (formerly Footwall Explorations Inc.), a CDNX listed public company, for them to acquire a 50% interest in the Python Claim Group. Consideration to be received was 100,000 common shares of Planet Ventures Inc. (25,000 shares per year) and they were to incur cumulative exploration expenditures of $400,000 over four years. The Company received 25,000 shares of Planet Ventures Inc. upon signing the agreement, subject to a one-year hold period, and Planet Ventures Inc. incurred exploration expenditures of $29,675 during the year. The Company and Planet Ventures Inc. by mutual agreement, terminated the option agreement on March 29, 2000.

- Alberta Mineral Property

The Company acquired, on October 23, 2000, twelve metallic and industrial mineral permits located in Northern Alberta. These permits are in good standing until April 12, 2003.

DRC RESOURCES CORPORATION
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(Unaudited - See Notice to Reader)

3. RESOURCE PROPERTIES

- Timmins, Ontario, Mineral Property

  The Company has a 100% interest in 11 units (440 acres) located in the Porcupine Mining division of Ontario. The mineral claims are in good standing until October 14, 2005.

- Oil and Gas Property, Texas, U.S.A.

  The Company owns a 25% interest in approximately 358 acres of land located in Texas, U.S.A., which land provide its oil and gas property royalty interests.

4. CAPITAL ASSETS

			Net Book Value	
				(Note 15)
	Cost	Accumulated Depreciation	Sept. 30, 2002	Dec. 31, 2001
Transportation vehicles	$ 29,690	$ 4,453	$ 25,237	$ -
Office equipment	27,406	12,837	14,569	14,367
	$ 57,096	$ 17,290	$ 39,806	$ 14,367

5. INCOME TAXES

a) Profit (loss) before income taxes are as follows:

	Nine Months Ended Sept. 30, 2002	(Note 15) Year Ended Dec. 31, 2001
Canada	$ (86,740)	$ (36,625)
U.S.A.	1,449	1,241
TOTAL	$ (85,291)	$ (35,384)

DRC RESOURCES CORPORATION
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(Unaudited - See Notice to Reader)

5. INCOME TAXES (CONT'D)

b) The provision for income taxes consist of the following:

	Nine Months Ended Sept. 30, 2002	(Note 15) Year Ended Dec. 31, 2001
Future		
Canada	$ (112,873)	79,425
U.S.A.	-	-
TOTAL FUTURE INCOME TAX EXPENSE (RECOVERY)	$ (112,873)	$ 79,425

c) Temporary differences that give rise to future income taxes are as follows:

	Nine Months Ended Sept. 30, 2002	(Note 15) Year Ended Dec. 31, 2001
Long-term future tax liability		
Resource Properties	$ (199,363)	$ (302,166)
Capital Assets	15,826	5,756
TOTAL LONG-TERM FUTURE INCOME TAX LIABILITY	$ (183,537)	$ (296,410)

d) Temporary differences that could give rise to future income tax assets:

	Nine Months Ended Sept. 30, 2002	(Note 15) Year Ended Dec. 31, 2001
Long-Term Future Income Tax Assets		
Loss carry forwards	$ 288,348	$ 165,536
Share issue costs	161,588	132,326
	449,937	297,862
Total Long-Term Future Income Tax Assets		
Less valuation allowance	449,937	297,862
NET LONG-TERM FUTURE INCOME TAX ASSETS	$ -	$ -

5. INCOME TAXES (CONT'D)

e) Subject to confirmation by the income tax authorities, the Company has the following undeducted tax pools:

	Sept. 30, 2002	(Note 15) Dec. 31, 2001
Canadian Exploration Expenses	$ 888,869	$ 316,748
Canadian Development Expenses	$ 471,480	$ 413,596
Undepreciated Capital Costs	$ 77,588	$ 29,165
Share Issue Costs	$ 407,845	$ 333,988
Non-Capital Losses, expiring at various date to 2008	$ 727,785	$ 417,810

6. SHARE CAPITAL

a) Authorized
40,000,000 common shares without a par value

b) Issued

	Nine Months Ended Sept. 30, 2002		(Note 15) Year Ended Dec. 31, 2001	
	Number Of Shares	Amount	Number Of Shares	Amount
Balance, beginning of period	8,283,766	$ 7,133,578	6,680,516	$ 2,669,341
Issued for cash:				
Exercise of options			211,000	47,300
Exercise of warrants			-	-
Exercise of special warrants and flow-through entitlements			1,392,250	4,813,137
Private placement flow-through shares	700,000	1,917,557		
Repurchase for cancellation	(250,000)	(720,167)		
Tax effect of flow-through special warrants		(231,081)		(396,200)
Issued for mineral property	200,000	60,000	-	-
Balance, end of period	8,933,766	$ 8,159,887	8,283,766	$ 7,133,578

DRC RESOURCES CORPORATION
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(Unaudited - See Notice to Reader)

6. SHARE CAPITAL (CONT'D)

b) Issued (Cont'd)

- Year 2002

During the year to date the Company has repurchased a total of 250,000 shares for cancellation at a cost of $720,167. In the quarter ending September 30, 2002 the Company repurchased 121,800 shares at $349,865. The Company is authorized to repurchase up to a total of 440,000 shares. This right expires on February 19, 2003.

During the first quarter ending March 31, 2002, 200,000 shares were issued at a price of $0.30 per share for the 2001 year option payment in accordance with the Afton property option agreement.

- Year 2001

The Company issued 160,000 common shares for share options exercised at $0.20 per share and 51,000 common shares for options exercised at $0.30 per share.

1,392,250 special warrants were exercised during the year. The net proceeds were transferred to share capital.

c) Stock Options

The Company does not have an established share purchase option plan. However, from time to time, the board of directors may grant options to directors, officers, employees or consultants subject to the approval of the regulatory authorities.

DRC RESOURCES CORPORATION
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(Unaudited - See Notice to Reader)

6. SHARE CAPITAL (CONT'D)

c) Stock Options (Cont'd)

Stock Options Outstanding

	Options Outstanding	Option Price
Balance, December 31, 1999	423,000	
Exercised	(138,000)	$0.20
Exercised	(74,000)	$0.30
Granted	453,000	$4.00*
Balance, December 31, 2000	664,000	
Cancelled	(25,000)	$7.00
Exercised	(160,000)	$0.20
Exercised	(51,000)	$0.30
Granted	90,000	$4.00*
Balance, December 31, 2001	518,000	
Granted	100,000	$3.05
Granted	320,000	$3.00
Expired	(33,000)	$3.00
Cancelled	(65,000)	$3.00
Balance, September 30, 2002	840,000	

*option price amended from $7.00 to $4.00 in year 2001 and from $4.00 to $3.00 in current quarter.

The expiry dates of the options are:

September 13, 2004	395,000	options @ $3.00 (extended from Sept. 13, 2002)
May 9, 2003	25,000	options @ $3.00
February 1, 2004	320,000	options @ $3.00
September 18, 2004	100,000	options @ $3.05

7. SPECIAL WARRANTS

On August 3, 2000 the Company, by a brokered private placement, issued 1,304,750 special warrants and 100,000 agents special warrants at a price of $4.00 per special warrant. Each special warrant was exchangeable for one common share and one non-transferable share purchase warrant at an exercise price of $5.00 up to December 15, 2001 entitling the holder to purchase one common share. The special warrants issued to Ontario residents were exchanged for common shares pursuant to a final prospectus dated August 3, 2001. During the year ended December 31, 2001, 1,392,250 (2000 - 12,500) warrants were exercised for common shares (See Note 6(b)). No share purchase warrants were exercised and all expired December 15, 2001.

DRC RESOURCES CORPORATION
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(Unaudited - See Notice to Reader)

8. BROKER WARRANTS

On July 24, 2002 the Company by a private placement, issued 70,000 broker warrants exchangeable on or before July 24, 2003 into common shares at a purchase price of $3.00 per warrant. No warrants were exercised in the period.

9. RELATED PARTY TRANSACTIONS

	Nine Months Ended Sept. 30, 2002	(Note 15) Year Ended Dec. 31, 2001
For consulting, administration and exploration costs charged by a private company controlled by the President/Director of the Company	$ 87,675	$ 113,440
For shares issued in payment on "Afton" property option agreement to the President/Director of the Company. 600,000 shares have been issued to date	$ 30,000	$ -
For secretarial and administrative services charged by a private company which a director has a 50% interest	$ 33,872	$ 33,481

10. SUPPLEMENTARY CASH FLOW INFORMATION

The statement of cash flows reflected the new requirement under Section 1540 of the Canadian Institute of Chartered Accountants Handbook.

For the quarter ended March 31, 2002, the Company conducted non-cash activities as follows:

Financing Activities	
Common shares issued for mineral properties	$ 60,000

11. SEGMENTED INFORMATION

The Company's operations consist of two business segments - oil and gas, which is in the Untied States and mineral exploration which is in Canada. The other principal assets which are held in Canada consist primarily of cash and term deposits.

11. SEGMENTED INFORMATION (CONT'D)

	Sept. 30, 2002	(Note 15) Dec. 31, 2001
CANADA		
Current Assets	$ 4,751,100	$ 4,278,201
Resource Properties	1,863,538	1,493,004
Capital Assets	39,806	14,367
	6,654,444	5,785,572
U.S.A.		
Current Assets	8,677	2,744
Resource Property	110,867	110,867
	119,544	113,611
TOTAL ASSETS	$ 6,773,988	$ 5,899,183

12. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and term deposits, amounts receivable and accounts payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The fair values of cash and term deposits, amounts receivable and accounts payable approximate their carrying values due to the relatively short period to maturity of these instruments.

13. COMMITMENTS

The Company, under the terms of the option agreement to acquire the "Afton" Mineral Property, is required to issue an additional 800,000 shares in 200,000 share instalments over the next four years and, to perform a work commitment of $6,500,000 over nine years. To date $2,684,863 has been expended.

During the quarter ending March 31, 2002, the year 2 commitment of 200,000 shares was issued in January and February 2002.

14. ENVIRONMENTAL RISKS

Existing and possible future environmental legislation, regulations and action could give rise to additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Regulatory requirements and environmental standards are subject to constant evaluation and may be significantly increased, which could materially and adversely affect the business of the Company or its ability to develop its mineral properties on an economic basis. Before production can commence on any property, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals will be obtained on a timely basis or at all. The cost of compliance with changes in government regulations has the potential to reduce the profitability of operations or preclude entirely the economic development of property.

15. COMPARATIVE FIGURES

The amounts disclosed in these interim consolidated financial statements as at December 31, 2001, and for the year then ended were subject to an audit engagement.

BC FORM 51-901F
QUARTERLY AND YEAR END REPORT

Incorporated as part of :		Schedule A
	X	Schedule B & C
	(place X in appropriate category)	

ISSUER DETAILS

NAME OF ISSUER:	DRC RESOURCES CORPORATION
ISSUER ADDRESS:	595 HOWE STREET, SUITE 601 VANCOUVER, B.C. V6C 2T5
ISSUER PHONE NUMBER:	(604) 687-1629
ISSUER FAX NUMBER:	(604) 687-2845
CONTACT PERSON:	MR. JOHN KRUZICK
CONTACT POSITION:	PRESIDENT
CONTACT TELEPHONE NUMBER:	(604) 687-1629
CONTACT E-MAIL ADDRESS:	drcresources@uniserve.com
WEB SITE ADDRESS:	www.drcresources.com
FOR QUARTER ENDED:	SEPTEMBER 30, 2002
DATE OF REPORT(YY/MM/DD):	02/11/22

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

JOHN KRUZICK	*"JOHN KRUZICK"*	02/11/26
DIRECTOR'S NAME	**SIGN(TYPED)**	**DATE SIGNED (YY/MM/DD)**
SHARON ROSS	*"SHARON ROSS"*	02/11/26
DIRECTOR'S NAME	**SIGN(TYPED)**	**DATE SIGNED (YY/MM/DD)**

(Signatures should be entered in TYPED form in quotations)

20

Schedule "B"

DRC RESOURCES CORPORATION

BC FORM 51-901F
QUARTERLY AND YEAR END REPORT
FOR THE THIRD QUARTER ENDING SEPTEMBER 30, 2002
(Prepared by Management)

Item 1.

Deferred Costs: Deferred exploration costs of $150,085 in the quarter and $310,422 during the fiscal year to date are included in the total cost of Resource Properties included in the Consolidated Interim Balance Sheet and detailed in the Schedule of Resource Properties in Schedule "A".

General and Administrative Expenses: $99,190 in the quarter and $282,219 during the fiscal year to date were expended for general expenses pertaining to the day to day administration of a public company as indicated in the Expenses on the Statement of Operations attached in Schedule "A".

Item 2.

Related Party Transactions: During the third quarter of the year 2002, the Company paid $10,161 for secretarial and accounting services invoiced by a private company in which a director has a 50% interest. A private company controlled by a director was paid a total of $ 30,675 for consulting, deferred exploration costs and property investigation during the third quarter.

Item 3.

During the quarter ended September 30, 2002

(a) Securities Issued:

Date Issued	Type of Securities	Type of Issue	Number	Price	Total Proceeds	Consideration	Commission Paid
07/24/02	Common shares	Private Placement	700,000	$3.00	2,100,000	$700,000	$168,000
07/24/02	Warrants	Broker's Warrants	70,000	Exercise price $3.00	Nil	N/A	Nil

(b) Options Granted:

Name	Number	Price	Date Granted	Expiry Date
Julia Young	100,000	$3.05	09/18/02	09/18/04

(c) Options Expired or Cancelled:

Name	Type of Issue	Number	Price	Grant Dated	Cancel and Expire
Norm Maccke	Option	65,000	$3.00	05/09/01	cancelled
Norm Maccke	Option	10,000	$3.00	09/13/00	expired
LeahKruzick	Option	13,000	$3.00	09/13/00	expired
A.D. McCutcheon	Option	10,000	$3.00	09/13/00	expired

Item 4.

At September 30, 2002

(a) the Authorized Capital of the Company consisted of 40,000,000 common shares without par value, of which

(b) 8,933,766 common shares were issued and outstanding

(c) the following options were outstanding:

TYPE OF SECURITY	NUMBER ISSUED	EXERCISE PRICE	EXPIRY DATE	RECORDED VALUE
Options	395,000	*$3.00 per share	Sept. 13, 2004*	Nil
Options	25,000	*$3.00 per share	May 9, 2003	Nil
Options	320,000	$3.00 per share	Feb 1, 2004	Nil
Options	100,000	$3.05 per share	Sept 18, 2004	Nil

* During the quarter the Company received the consent of the TSX Venture Exchange to amended the expiry date of 395,000 of the above stock options from Sept. 13, 2002 to Sept. 13, 2004. Independent shareholder approval for options issued to directors and insiders of the Company will be sought at the 2003 Annual General Meeting.

(d) no common shares were subject to escrow or pooling agreements

(e) On February 20, 2002, the Company obtained CDNX approval to conduct a normal course issuer bid through the facilities of the TSX Venture Exchange (formerly CDNX) to purchase us to 250,000 common shares of its outstanding capital. On August 23, 2002 the Company received TSXV approval to purchase through normal course issuer bid an additional 190,000 common shares of its outstanding capital. No shares were purchased during the first quarter of 2002. During the second quarter ended June 30, 2002 the Company purchased, for cancellation, 128,200 common shares of its own capital for a cost of $370,302. During the third quarter ending September 30, 2002 the Company purchased, for cancellation 121,800 common shares of its own capital at a cost of $349,865 bringing the total cost to $720,167 for the 250,000 common shares purchased. At September 30, 2002 250,000 common shares had been cancelled.

Item 5.

At the date this report was signed, the following were the Company's directors and officers:

John H. Kruzick	President/ CEO and Director
Sharon L. Ross	Secretary and Director
C. Robert Edington	Director
Mike Muzylowski	Director
Thomas O'Toole Taylor	Director
Craig D. Thomas	Director
Ian Beardmore, CA	CFO
Bruno J. Mosimann	Vice President Corporate Development and Finance
Maurice Lee	Vice President Business Development

ADDITIONAL INFORMATION RELATED TO THIS SCHEDULE "B" IS INCLUDED IN THE NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2002 ATTACHED HERETO AS SCHEDULE "A" AND THE MANAGEMENT DISCUSSION AND ANALYSIS ATTACHED HERETO AS SCHEDULE "C"

Schedule "C"

DRC RESOURCES CORPORATION

BC FORM 51-901F
QUARTERLY AND YEAR END REPORT
FOR THE THIRD QUARTER ENDING SEPTEMBER, 2002
(Prepared by Management)

MANAGEMENT DISCUSSION

Management's Discussion and Analysis ("MD&A") for the quarter ended September 30, 2002 should be read in conjunction with DRC Resources Corporation's (DRC) interim consolidated financial statement, corresponding notes and Schedule B attached hereto.

Description of Business

DRC Resources Corporation, with head office located in Vancouver, British Columbia, was incorporated in 1980 as a resource company. The company presently has 8.93 million issued shares and is listed on the TSX Venture Exchange (TSX symbol DRC). The main project of the Company is the Afton Copper-Gold Property, located 10 kilometers west of Kamloops, British Columbia. The Company also owns resource properties in Alberta, Ontario and Texas which are being maintained with no further work programs presently planned.

The Company's business is managed by directors and executive with professional backgrounds and many years experience in the mining industry, augmented by independent geological and mining engineers retained to advise the Company on its main project.

Progress and Outlook

On April 17, 2002, DRC Resources Corporation's independent engineer completed a Mineral Resource Study for the 2000 – 2001 diamond drilling on the Afton Copper Gold Project. The engineer recommends a $1,100,000 surface diamond drill program to further explore the mineral zone along strike, to surface and to depth.

The Afton Main Zone is estimated to have a current Indicated Mineral Resource of 37.7 Million Tons (34.3 Million Tonnes) of 2.32% Copper Equivalent. The Afton Northeast Zone is estimated to have a current Indicated Mineral Resource of 1.2 Million Tons (1.1 Million Tonnes) of 1.40% Copper Equivalent. There is an additional estimated Inferred Mineral Resource, up-dip and down-dip of the Main Zone, of 4.8 Million Tones (4.4 Million Tonnes of an assumed grade of 2.32 Copper Equivalent, similar to the grade of the Main Zone.

Mineral Resource Summary

Main Zone	
Indicated Mineral Resource	**37.7 Million Tons (34.3 Million Tonnes)** **2.32% Copper Equivalent** 1.55% Cu 1.14 g/tonne (0.0366oz/tonne) Au 0.125 g/tonne (0.004 oz/tonne) Pd 3.42 g/tonne (0.11 oz/tonne) Ag
Inferred Mineral Resource	**4.8 Million Tons (4.4 Million Tonnes)** **2.32% Copper Equivalent** (assumed grade)
Northeast Zone	
Indicated Mineral Resource	**1.2 Million Tons (1.1 Million Tonnes)** **1.40% Copper Equivalent** 1.02 % Cu 0.86 g/tonne (0.027oz/tonne) Au 0.10 g/tonne (0.003 oz/tonne) Pd 5.49 g/tonne (0.17 oz/tonne) Ag

Assumed Metal Prices (US$): Copper $1540/tonne ($0.70/pound), Gold $8.75/gram ($300/oz) Palladium $11.67/gram ($400/oz), Silver $0.13/gram ($4.50/oz).

During 2000 and 2001, 49 NQ Diamond Drill Holes totalling 23,800 metres (78,000 ft) outlined a significant, steeply-dipping, southwest plunging primary copper-rich deposit extending southwest from the 274 metre (900 ft) deep abandoned Afton open-pit. The Afton Main Zone averages 70 metres (230 ft) wide by 600 metres (1970 ft) long by over 775 metres (2540 ft) in depth. In addition, a 30 metre (98 ft) wide northeast extension zone was located en-echelon to the Main Zone and increases the total mineralized length to 850 metres (2800 ft). The mineral zones remain open along strike to the northeast and southwest, but appear to narrow at depth (near Sea Level) and towards the surface, the latter containing lower metal grades.

The Mineral Resource Study was prepared by an independent qualified person, James J. McDougall, P.Eng. in compliance with National Instrument 43-101 requirements and Form 43-101F1, and according to CIM Standards on Mineral Resources and Reserves, August 20, 2000. The mineral resource estimate was calculated by utilizing computer and manually generated plans, cross sections, 60 metre (196 ft) wide volume sections for 38 of 49 NQ diamond drill holes which intersected the mineral zone, a 0.5% copper cut-off grade, a tonnage factor of 2.6 tonnes/cubic metre, and weighted averages of metal grades for core intervals within the specific volume sections.

The company implemented and the geologist supervised a Quality Assurance Program for the Afton Project. All mineralized diamond drill core was logged, photographed, sawed and sampled in 2, 3, or 4 metre (7, 10 &13 ft) intervals and transported (by Eco-Tech employees) to Eco-Tech Laboratories

Ltd. Of Kamloops, B.C. for analysis for copper, gold, silver and palladium. Check samples were randomly selected and sent to Acme Analytical Laboratories Ltd. Vancouver, B.C., which correlated with the original assays. Selected core samples were examined microscopically in the field and by petrographer J.F. Harris, Ph.D. in thin sections.

Eco-Tech Laboratories of Kamloops are B.C. Certified Assayers who participate in the National Canmet Proficiency Testing, and maintain their own in-house Quality Assurance and Quality Control Program. They have been in the analytical testing business for 27 years, and are familiar with assaying the Afton samples.

The copper equivalent value is based on a copper-gold mineral resource with minor palladium and silver values. The copper and gold constitutes 95% of the total concentrate value. The indicated mineral resource is not a mineral reserve and does not demonstrate economic viability.

The Mineral Resource Study states "The author is of the opinion that all sampling, logging, sample preparation, field and analytical procedures and security of samples was carried out in a proper manner under the supervision of the geologist and project manager. All exploration data relevant to the Afton project appears to have been collected, calculated and analyzed either manually or by computer generated techniques in a professional manner to arrive at the conclusions for this mineral resource study."

Year 2001 exploration increased the indicated mineral resource of DRC's Afton Copper-Gold Project by over 50%. In 2002 the Company intends to move forward with the advancement of the Afton Copper Gold Project and to increase the mineral resource through further exploration. With working capital of approximately $4.5 million on the date of this report, the Company is well funded to proceed with planned exploration. The Company has held and is continuing discussions with senior members of the mining industry with the object of moving the project beyond the exploration stage. The Company has signed confidentiality agreements with a number of mining companies and financial institutions.

DRC Resources' 2002 exploration program is proceeding with the $1.1 Million Diamond Drill Program as a part of the $4.7 million program as recommended by the Company's independent engineer. During the 9 month period of 2002 the Company has drilled 14 NQ_2 diamond drill holes (21,500 ft [6,553 m]). Significant drill hole intervals with metal values have been published in Press Releases dated June 6, 2002 and September 30, 2002. The 2002 diamond drilling indicates the mineral zone is still open beyond the indicated mineral resource boundary of 37.7 million tons of 2.32% Copper Equivalent estimated in the 2001 Mineral Resource Study as mentioned above. Additional holes are being drilled to extend the zone.

The Company has acquired an option from the optionors to purchase the 10% Net Profit Royalty Interest in the Afton Claim Group, exercisable on or before 5:00 PM, December 1, 2010 for a total purchase price of $2,000,000. Also, the Option to Purchase Agreement for the acquisition of the Afton Claim Group has been amended to reflect the removal of the condition to have production commence on the Afton Claim Group within 10 years (December 2009) or the property would revert back to the optionors.

On February 20, 2002 the Company announced the approval by the CDNX of a Normal Course Issuer Bid to purchase through the facilities of the CDNX, for a period of one year, up to 250,000 common shares and on August 23, 2002 the Company received approval to purchase and additional 190,000 common shares , for a total of 4.93% of the outstanding issued capital. The Company has not purchased through the facilities of the CDNX/TSX Venture any of its own securities through a Normal Course Issuer Bid in the past. Securities will be purchased at price which is not higher than the last independent trade and no abnormal influence will be made to the market price of the shares by the Normal Course Issuer Bid. To September 30, 2002 the Company has purchased for cancellation 250,000 shares for a total expenditure of $720,167.

Operating Results

During the quarter ended September 30, 2002, DRC incurred a loss after income taxes of $62,724 ($0.01 per share) compared to a net loss after taxes of $19,502 ($0.01 per share) for the same period in 2001. Income for the quarter ended September 30, 2002 decreased to $47,217 from $63,647 in the corresponding period in 2001 due to the reduced interest rate on working capital invested for future exploration and administration expenditures. Administration costs for the quarter ended September 30, 2002 increased slightly to $91,837 compared to $80,349 for the same period in 2001.

The Company written off financing costs of $12,000 during the third quarter. Commission paid to Dundee Securities for acting as agent for the $2,100,000 flow through common share financing was 8% of the gross proceeds ($168,000) and 70,000 Brokers Warrants exercisable at $3.00 per share on or before July 24, 2003. The 700,000 common flow through shares have a 4 month hold period from July 24, 2002.

The increase in legal and accounting fee during the quarter reflect the additional legal costs for the Dundee private placement and regulatory fees.

Quarterly Budget – For Period Ending September 30, 2002

Administration	**Budget**	**Actual**	**Over (Under)**
Office Supplies and expenses	$ 9,000	$ 6,937	$ (2,063)
Salaries of support staff	$15,750	$ 10,161	$ (5,589)
Management salaries & Expenses	$27,750	$ 19,789	$ (7,961)
Regulatory and transfer agent fees	$ 4,500	$ 10,815	$ 6,315
Utilities and telephone	$ 4,500	$ 818	$ (3,682)
Rent	$ 6,000	$ 5,086	$ (914)
Legal and accounting	$22,500	$ 38,231	$ 15,731
Total	**$90,000**	**$ 91,837**	**$ 1,837**

Financial Condition - Liquidity & Capital Resources

At September 30, 2002, DRC had cash and cash equivalents of $4,621,152 compared to $4,194,456 as at September 30, 2001. Of the foregoing, at September 30, 2002 approximately $1,983,282 is committed to exploration expenditures pursuant to agreements under which flow through shares were issued. Working capital at September 30, 2002 was $4,676,915 compared to working capital of $4,244,743 at September30, 2001. An improving trend in gold and copper prices has prompted DRC to review all potential courses of action beneficial to all shareholders by attracting financial participation in the Afton Copper-Gold Project. Discussions are on-going with a number of mining companies and financial institutions that have expressed an interest in project participation.

Related Party Transactions

During the quarter ending September 30, 2002, the Company paid $10,161 compared to $9,156 in the quarter ending September 30, 2001, for secretarial and accounting services invoiced by Allshare Holdings Ltd., a private company in which a director has a 50% interest. During the quarter ended September 30, 2002 the Company paid $30,675 compared to $29,400 in the quarter ended September 30, 2001 for consulting, deferred exploration costs and property investigation services invoiced by Westridge Enterprises Ltd., a private company a director of the Company.

Marketable Securities

As at September 30, 2002, DRC owned 25,000 common shares of Planet Ventures Inc., a junior resource company listed on the TSX Venture Exchange. The value of these securities at date of acquisition was $5,750 market value of these securities at September 30, 2002 was $1,500.

Pursuant to a Normal Course Issuer Bid, approved by the CDNX (predecessor to the TSX Venture Exchange) on February 18, 2002, and extended on August 23, 2002 to include the purchase of an additional 190,000 common shares for the total purchase through Normal Course Issuer Bid of 440,000 common share, the Company has purchased and cancelled 250,000 shares for a total purchase price of $720,167. The Company purchased during the quarter ending September 30, 2002, 121,800 common shares of its outstanding capital for a total purchase price of $349,865. At September 30, 2002 190,000 common shares remain eligible for purchase through the Normal Course Issuer Bid which expires on February 18, 2003.

Exploration and Development

During the quarter ending September 30, 2002, DRC incurred exploration and development expenditures of $336,774 compared to $296,762 for the same period in 2001. The difference in exploration costs during the respective periods is due to the addition of a second diamond drill on the Afton Copper-Gold Project toward the end of the third quarter of the year 2002.

The $4,700,000 Exploration Program Budget recommended by J.J. McDougall & Associates in their January 24th, 2001 Engineering Report and disclosed in the August 3rd, 2001 Final Prospectus was adopted by the Company as its Afton Copper-Gold Project budget. The Engineering Report did not break down project cost estimates on a month by month basis.

The following is a breakdown of budgeted and actual expenditures for the quarter and the year, with budget remainder (overage) at year-end.

Exploration	Budget Amount for Entire Program	Expended During Quarter Ending September 30, 2002	Total Expended To September 30, 2002	Budget Remainder (Overage)
Diamond Drilling	$2,500,000	$ 204,602	$ 1,574,636	$ 925,364
Assaying	200,000	17,848	110,493	89,507
Accommodation and Meals	100,000	7,425	72,801	27,199
Technical personnel salaries*	500,000	75,391	732,514*	(232,514)
Support personnel salaries	100,000	8,394	88,103	11,897
Vehicles and fuel	50,000	2,929	31,905	18,095
Metallurgical testing	50,000	-	12,000	38,000
Pre-feasibility study	700,000	-	-	700,000
Contingencies	500,000	20,145	62,411	437,589
Total	**$4,700,000**	**$ 336,774**	**$2,684,863**	**$2,015,137**

*included in the total expenditure are contract work done by Behre, Dolbear & Company Ltd. for preparation of the Scoping Study, by J.J. McDougall for preparation of the 2001 Mineral Resource Study and $10,000 of metallurgical testing by Process Research Associates in preparing for Preliminary Flotation Studies on the Afton Mine Project, together with additional invoiced support work for those programs by the Company's manager, project manager, geologists, and engineers.

Project costs during this quarter were slightly higher than the previous year comparative period due to the fact that an additional diamond drill was added near the end of the third quarter which increased the drilling costs and overall project costs.

To September 30, 2002, 99,871 feet of diamond drilling has been completed at a total drilling cost of $1,574,636. The average drilling cost per foot was $15.76. The amount remaining in the2001 property exploration budget for diamond drilling was $925,364. Due to the present competitive nature of the drilling industry, DRC's drilling costs are substantially lower than originally anticipated when budgeting for the Afton Exploration Program. .

In 2000-2001 the company drilled 49 NQ Diamond Drill Holes totaling 23,800 metres (78,000 ft), of which 38 drill holes intersected the mineral zone, testing the copper-gold mineralization over a length of 850 metres (2800 ft).

During 2002 the Company has continued the $4.7 million Diamond Drill Exploration Program recommended by the Company's independent engineer in the January 24, 2001 technical report. The Company's objective is to extend the Afton main zone towards the surface and to the southwest beyond the previously outlined copper-gold mineralization. The Company's engineer is of the opinion that additional exploration is required before a Pre-feasibility study will be commissioned.

Risks

Mineral exploration is a high risk business and there is no assurance that economic mineral deposits will be found on any of DRC's properties. Even excellent surface indications are no guarantee of finding mineral deposits at depth. Mineral commodity prices and exchange rates can fluctuate and affect the economics of mineral deposits. Financial markets can sometimes be negative toward junior exploration companies.

Subsequent Events

On October 28, 2002 the Company appointed Mr. Ian Beardmore, CA, as Chief Financial Officer (CFO) for the Company to replace Mr. C. Robert Edington who resigned from the position of CFO but remained a director of the Company. Mr. Beardmore has an extensive accounting and financial background which will greatly assist the Company with compliance and interpretation of the new and proposed more extensive financial reporting requirements imposed by the regulatory bodies.

Also, on November 21, 2002 the Company appointed Mr. Craig D. Thomas to the Board of Directors. Mr. Thomas is an attorney practicing primarily corporate and securities law. He has served on the board of several companies trading on North American stock exchanges.

Disclaimer
The information contained herein is prepared by the company and believed to be accurate but has not been independently audited or verified and is provided for informational purposes. This information is not to be construed as an offer nor as a recommendation to buy or sell securities. DRC Resources Corporation, its officers and directors assume no responsibility for use of this information in any way whatsoever and do not guarantee its accuracy.

Cautionary Note
It should be noted that some of the statements contained in this presentation are not historical facts but may be forward-looking statements. Estimates and statements that describe the Company's future plans, objectives or goals are examples of forward-looking statements and such statements may include words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statement address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements by reason of factors such as the productivity of the Company's mining properties, changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals, legislative, environmental and other regulatory, political and competitive developments in areas in which the Company operates.

US Investors Should Note: *The United States Securities and Exchange Commission permits mining companies, in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We may use certain terms in our publications such as "resources", "possible ore reserves" that the SEC guidelines strictly prohibit us from including in filings with the SEC.*



Season's Greetings

Afton Copper-Gold Project

Project - 38.9 Million Ton Indicated Mineral Resource

People - Experienced Management Team and Advisory Board

Positive - Existing Infrastructure and Encouraging Geological/Engineering Studies

DRC Resources Corporation, 601-595 Howe Street, Vancouver, BC, V6C 2T5
Tel: 604-681-7543 Fax: 604-687-2845
Email: drcresources@uniserve.com Website: www.drcresources.com

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